                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           HUGOTON ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    444-613
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              MS. ELIZABETH FOLEY
                           FIRST RESERVE CORPORATION
            475 STEAMBOAT ROAD, GREENWICH, CT 06830  (203) 625-2506
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 APRIL 17, 1997
    ------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [ ] (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THIS INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                               Page 1 of 34 pages

                                  SCHEDULE 13D

  CUSIP NO. 444-613                                                     PAGE    2   OF    34   PAGES
-----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Reserve Corporation
               I.R.S. No.: 06-1210123
-------------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                               (b) [X]
-------------------------------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
               OO
-------------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-------------------------------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                      0
   BENEFICIALLY    -------------------------------------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                      4,268,441
    REPORTING      -------------------------------------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                       0
                   -------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                  4,268,441
-------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,268,441
-------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

-------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.6
-------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

  CUSIP NO. 444-613                                                      PAGE    3   OF    34   PAGES
-----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Reserve Secured Energy Assets Fund, Limited Partnership
               I.R.S. Identification No. 06-1232433
-------------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                               (b) [X]
-------------------------------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
               OO
-------------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-------------------------------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                      0
   BENEFICIALLY    -------------------------------------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                       1,727,896
    REPORTING      -------------------------------------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                       0
                   ------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                  1,727,896
-------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,727,896
-------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

-------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.7
-------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

  CUSIP NO. 444-613                                                       PAGE    4   OF    34   PAGES
------------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Reserve Fund V, Limited Partnership
               I.R.S. Identification No.: 06-1295657
-------------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                               (b) [X]
-------------------------------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
               OO
-------------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
-------------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-------------------------------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                      0
   BENEFICIALLY    -------------------------------------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                       2,138,802
    REPORTING      -------------------------------------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                       0
                    -----------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                  2,138,802
-------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,138,802
-------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          [ ]

-------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.8
-------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relates to shares of the common stock, no par value (the "Common Stock"), of Hugoton Energy Corporation, a Kansas corporation (the "Company"). This amendment No. 3 amends the Statement on Schedule 13D dated September 7, 1995 (the "1995 Filing") filed by First Reserve Corporation ("First Reserve"), First Reserve Secured Energy Assets Fund, Limited Partnership ("FRSEA") and First Reserve Fund V, Limited Partnership ("Fund V"), as amended by Amendment No. 1, dated January 28, 1997 and Amendment No. 2, dated February 26, 1997. Except as otherwise specified herein, capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the 1995 Filing.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended by adding the following paragraph:

          Jonathan S. Linker is a Managing Director of First Reserve. Mr. Linker's business address is First Reserve Corporation, 6000 Texas Commerce Tower, Houston, Texas 77002. Mr. Linker's principal occupation is as Managing Director of First Reserve. In the last five years, Mr. Linker (i) has not been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in (x) Mr. Linker becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (y) a finding of any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following paragraph:

          As described in Item 6 below, on April 14, 1997, the Company, Odyssey Partners, L.P. ("Odyssey Partners"), FRSEA, American Gas & Oil Investors, Limited Partnership ("AmGO") and AmGO II, Limited Partnership ("AmGO II") entered into a purchase agreement (the "Purchase Agreement") with Salomon Brothers Inc and Jefferies & Company, Inc. (the "Purchasers") providing for, among other things, the sale to the Purchasers by FRSEA, AmGO and AmGO II of 106,060 shares of Common Stock, 196,970 shares of Common Stock and 196,970 shares of Common Stock, respectively, at a purchase price of $9.125 per share. The sale of such shares of Common Stock pursuant to the Purchase Agreement was effected on April 17, 1997. First Reserve is the managing general partner of each of FRSEA, AmGO and AmGO II. A copy of the Purchase Agreement is attached hereto as Exhibit I.

          None of FRSEA, Fund V or First Reserve (the "Reporting Parties") has any current intention of selling any shares of Common Stock pursuant to the Registration Statement referenced in Amendment No. 2 to this Statement on
     Schedule 13D.

                               Page 5 of 34 pages

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     Item 5(a) is hereby amended by adding the following paragraphs:

          As of the date of this Amendment No. 3, the Reporting Parties are the beneficial owners of the Company Common Stock in the numbers and percentages set forth in the table below. In addition, Jonathan S. Linker, a Managing Director of First Reserve, beneficially owns 23,500 shares of Common Stock in his individual capacity.

                                                         NUMBERS OF SHARES     % OF CLASS OF
                         REPORTING PARTY                 BENEFICIALLY OWNED    SECURITY OWNED
          ---------------------------------------------  ------------------    --------------
          FRSEA........................................      1,727,896              8.7%
          Fund V.......................................      2,138,802             10.8%
          First Reserve (1)............................      4,268,441             21.6%

---------------
(1) Includes shares beneficially owned by FRSEA and Fund V.

     The shares listed as beneficially owned by First Reserve are owned of record and beneficially by FRSEA, Fund V, AmGO and AmGO II. First Reserve is the managing general partner of each of FRSEA, Fund V, AmGO and AmGO II. Through their ownership of shares of First Reserve, William E. Macaulay and John A. Hill may be deemed to share beneficial ownership of the shares of Common Stock shown as owned by First Reserve. Messrs. Macaulay and Hill disclaim beneficial ownership of such shares.

     Item 5(b) is hereby amended by adding the following paragraphs:

         FRSEA and Fund V both share the power to vote or to direct the vote and the power to dispose or direct the disposition of all Shares held by them with their managing general partner First Reserve. The Reporting Parties have the following powers with respect to the Company Common Stock they beneficially own:

                                             SOLE      SHARED           SOLE          SHARED
                                             VOTING    VOTING        DISPOSITIVE    DISPOSITIVE
                   REPORTING PARTY           POWER      POWER           POWER          POWER
          ---------------------------------  -----    ---------      -----------    -----------
          FRSEA............................    0      1,727,896        0              1,727,896
          Fund V...........................    0      2,138,802        0              2,138,802
          First Reserve Corporation........    0      4,268,441(1)     0              4,268,441

---------------
(1) Includes ownership of FRSEA and Fund V.

     Mr. Linker has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 23,500 shares beneficially owned by Mr. Linker.

                               Page 6 of 34 pages

     Item 5(c) is hereby amended by adding the following paragraphs:

          As described in Item 6 below, on April 17, 1996, FRSEA sold 106,060 shares of Common Stock and two other limited partnerships for which First Reserve is the managing general partner sold an aggregate of 393,940 shares of Common Stock. Such sales of Common Stock were effected pursuant to the Purchase Agreement at a price of $9.125 per share of Common Stock.

          Except as disclosed above, within the knowledge of the Reporting Parties, no transactions in shares of Common Stock were effected during the past 60 days by such persons or the executive officers, directors and controlling persons (if any) of such persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS

     Item 6 is hereby amended by adding the following paragraphs:

          On April 14, 1997, the Company, Odyssey Partners, L.P., FRSEA, and AmGO and AmGO II entered into the Purchase Agreement with the Purchasers providing for, among other things, the sale to the Purchasers by FRSEA, AmGO and AmGO II of 106,060 shares of Common Stock, 196,970 shares of Common Stock and 196,970 shares of Common Stock, respectively, at a purchase price of $9.125 per share. The sale of such shares of Common Stock pursuant to the Purchase Agreement was effected on April 17, 1997. A copy of the Purchase Agreement is attached hereto as Exhibit I.

ITEM 7.  EXHIBITS

          Exhibit A         -- Agreement Concerning Filing of Schedule 13D
          Exhibit I         -- Purchase Agreement

                               Page 7 of 34 pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the statement of Schedule 13D is true, complete and correct.

Dated April 18, 1997

                                          First Reserve Secured Energy Assets
                                          Fund, Limited Partnership, a Delaware
                                          limited partnership

                                          By:  First Reserve Corporation, a
                                               Delaware corporation, as
                                               managing general partner

                                          /s/ David H. Kennedy

                                          --------------------------------------
                                          Name: David H. Kennedy
                                          Title:  Managing Director and Director

                               Page 8 of 34 pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the statement of Schedule 13D is true, complete and correct.

Dated April 18, 1997

                                          First Reserve Fund V, Limited
                                          Parternership, a Delaware limited
                                          partnership

                                          By:  First Reserve Corporation, as
                                               managing general partner

                                          /s/ David H. Kennedy

                                          --------------------------------------
                                          Name: David H. Kennedy
                                          Title:  Managing Director and Director

                               Page 9 of 34 pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the statement of Schedule 13D is true, complete and correct.

Dated April 18, 1997

                                          First Reserve Corporation

                                          /s/ David H. Kennedy
                                          --------------------------------------
                                          Name: David H. Kennedy
                                          Title:  Managing Director and Director

                               Page 10 of 34 pages

                                 EXHIBIT INDEX

   Exhibit                        Name                                Page
-------------                     ----                                ----
       A        -- Agreement Concerning Filing of
                   Schedule 13D                                        12
       I        -- Purchase Agreement                                  13

                               Page 11 of 34 pages